UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the date of November 12, 2019
Commission file number 001-33632

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

73 Front Street
Fifth Floor Bermuda
Hamilton, HM 12,
Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
The information contained in Exhibit 99.1 of this Form 6-K is incorporated by reference into the registrant’s following registration statements on Form F-3: File No. 333-213263 and 333-167860.

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1     Brookfield Infrastructure Partners L.P.’s interim report for the quarter ended September 30, 2019
99.2    Certification of Samuel Pollock, Chief Executive Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law
99.3    Certification of Bahir Manios, Chief Financial Officer, Brookfield Infrastructure Group L.P., pursuant to Canadian law

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED
Date:	November 12, 2019	By:	/s/ WILLIAM COX
Name: William Cox
Title: Director